EDSO Inc

Balance Sheets

(Unaudited)

	December 31, 2020	December 31, 2019
ASSETS		
Cash	$ -	$ -
Total current assets	-	-
Total assets	$ -	$ -
LIABILITIES AND SHAREHOLDERS' EQUITY		
Total liabilities	-	-
Commitments and contingencies	-	-
Common stock, par value $0.0001; 10,000,000 shares authorized, 3,969,892 issued and outstanding	397	397
Paid-in-capital	23,095	989
Accumulated deficit	(23,492)	(1,386)
Total shareholders' equity	-	-
Total liabilities and shareholders' equity	$ -	$ -